Exhibit 14.1

Diamond Hill Investment Group, Inc.
Code of Business Conduct and Ethics

Statement of General Principles

This Code of Business Conduct and Ethics (the “Code”) sets forth the commitment of Diamond Hill Investment Group, Inc. and its affiliates (the “Company”) to conduct its business in accordance with all applicable laws, rules and regulations and the highest ethical standards. This Code does not cover every issue that may arise; instead, it sets out basic principles to guide all directors, officers and employees of the Company (the “Associated Persons”) with respect to conducting themselves in a professional and ethical manner. Those basic principles are designed to determine wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and other public communication made by the Company;

3.	compliance with applicable governmental laws, rules and regulations;

4.	prompt internal reporting of violations of the Code to the appropriate persons identified in this Code; and

5.	accountability for adherence to this Code.

Section 1: Compliance with Laws, Rules, and Regulations

Obeying applicable laws, rules and regulations, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. It is the personal responsibility of each Associated Person to adhere to the standards and restrictions imposed by all applicable laws, rules and regulations. Each Associated Person must, at a minimum, reach a level of knowledge and awareness regarding the laws, rules and regulations applicable to the Company which allows him or her to seek advice from others regarding compliance with those laws, rules and regulations. If any Associated Person determines that he or she needs to seek advice regarding issues concerning compliance with applicable laws, rules and regulations, that person should ask the Chief Compliance Officer (the “CCO”) for such advice before taking any action.

All employees of the Company are expected to read, have a complete understanding of, and agree to comply with the respective Code of Ethics related to personal security trading that applies to them.

All Associated Persons are expected to read, have a complete understanding of, and agree to comply with Audit Committee Policies and Procedures for Handling Complaints Regarding Accounting and Auditing Matters (the “Whistleblower Procedures”).

The Company will hold information and training sessions to promote compliance with the laws, rules and regulations applicable to the Company and to its Associated Persons.

Section 2: Conflicts of Interest

A conflict of interest exists when the private interests of an Associated Person interfere in any way with the interests of the Company. A conflict situation can arise when an Associated Person takes actions or has interests that may make it difficult for him or her to perform his or her work objectively and effectively. In particular, an Associated Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit (such as loans or guaranties of obligations of the Associated Person) for himself or herself, for his or her family members, or for any other person.

It is almost always a conflict of interest for an Associated Person to work simultaneously for a competitor. A conflict of interest is prohibited as a matter of Company policy, unless the conflict has been approved by the CCO. Conflicts of interest may not always be readily apparent, so if an Associated Person has a question regarding any matter that may present a conflict of interest, that person should immediately consult with the CCO. When an Associated Person identifies an actual or apparent conflict of interest, such person is expected to bring the matter to the attention of the CCO, who will evaluate the matter. Any conflict of interest involving a director or executive officer must be brought to the attention of the Audit Committee. If the CCO or Audit Committee determines that a conflict related to a director or executive officer does exist or may exist, the disinterested directors of the Company will determine how best to handle the matter.

Section 3: Public Disclosure

It is the Company’s policy that the information in its public communications, including filings to be made with or submitted to the SEC, be full, fair, accurate, timely and understandable. All Associated Persons who are involved in this disclosure process are responsible for acting in furtherance of this policy and are responsible for promptly informing any member of the Board of Directors of the Company (the “Board”) of any material information of which he or she becomes aware that may affect the disclosures made by the Company in its public filings. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit material facts about the Company or its operations to others, whether within or outside the Company, including the Company’s independent auditors. In addition, any Associated Person who has a supervisory role in the Company’s disclosure process has an obligation to discharge his or her responsibilities diligently.

Section 4: Confidentiality; Insider Trading

In conducting the Company’s business, Associated Persons may learn confidential or proprietary information about the Company, its clients, its prospective clients or other third parties. All Associated Persons must maintain the confidentiality of such information, except where disclosure is authorized or legally mandated. Confidential or proprietary information includes, without limitation, any non-public information concerning the Company (or clients, prospective clients or third parties), financial performance or prospects, and any non-public information provided by a third party to the Company with the expectation that the information be kept confidential.

All Associated Persons who have access to confidential or proprietary information must use such information solely for corporate purposes and are prohibited from using or sharing such information for any other purpose. If any Associated Person has any question regarding whether information is confidential or proprietary, that person should discuss the matter with the CCO as soon as such question arises.

The inadvertent disclosure of confidential or proprietary information can be just as harmful as intentional disclosure. To avoid inadvertent disclosure, Associated Persons should never discuss with any unauthorized person information that has not yet been made public by the Company. Associated Persons should avoid discussing confidential or proprietary information if others who are not authorized for such disclosure also are present. This practice also applies to discussions with family members or friends, who might innocently or inadvertently pass the information on to someone else. Any actual or suspected inadvertent disclosure should be reported to the CCO immediately.

All Associated Persons are expected to read, have a complete understanding of, and agree to comply with the Material Non-Public Information Policy of Diamond Hill Investment Group, Inc.

Section 5: Corporate Opportunities

Associated Persons owe a duty to advance the legitimate interests of the Company when the opportunity to do so arises. No Associated Person may use Company property, information or position for improper personal gain or to directly or indirectly compete with the Company. Associated Persons are also prohibited from taking for themselves (or directing to a third party) a business opportunity that is discovered through the use of Company property, information or position without the consent of the Board.

Any Associated Person who has any question as to whether or not the use of Company property, information or position would violate this Code should, prior to taking any course of action, contact the CCO.

Section 6: Competition, Fair Dealing, and Circulation of Rumors

The Company seeks to serve its clients fairly and honestly. Each Associated Person should endeavor to respect the rights of and deal fairly with the Company’s clients, suppliers and competitors. No Associated Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair dealing practice.

No Associated Person should ever originate or circulate in any manner a rumor concerning any security which the Associated Person knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security (except for discussions of information published by a widely circulated public medium). Associated Persons must promptly report to the CCO any circumstance which reasonably would lead the Associated Person to believe that any such rumor might have been originated or circulated.

Section 7: Equal Employment Opportunity and Harassment

All personnel decisions made by the Company are based on merit and actual or potential contribution to the Company’s success. Concern for the personal dignity and individual worth of every Associated Person is an indispensable element in the standard of conduct that the Company has set for itself. The Company will afford equal employment opportunities to all qualified persons without regard to any illegal, impermissible or otherwise unethical criterion or circumstance, including, but not limited to, age, gender, religion, race, color, ethnicity, sexual orientation, disability, veteran’s status or genetic information. The Company will not tolerate or condone any type of discrimination or harassment of any kind.

Section 8: Gifts and Entertainment

Associated Persons are expected to exercise prudent judgment in conducting business entertainment. Associated Persons should avoid entertainment situations and locations that may be offensive or cause embarrassment to the Company and its image and reputation and should avoid entertainment situations that may be considered excessive. Any type of participation in entertainment as described above is prohibited and non-reimbursable.

Associated Persons are prohibited from giving to, or accepting from, any customer or vendor a gift or gifts in excess of $100 per year. For purposes of this section, a gift is defined as anything of value where such payment is in relation to the business of the recipient’s employer. Logoed or branded promotional items of de minimus value (a value of $25 or less) are exempt from the $100 limit and do not need to be disclosed (if received) or pre-approved (if given). Any gifts received in excess of $100 cumulatively for the year, shall either be returned to sender or given to the CCO, who will determine how to appropriately handle the gift.

All gifts given must be pre-approved and will be recorded and maintained on a log. All gifts received must be disclosed and will be recorded and maintained on a log. All such pre-approvals and disclosures must be submitted via secure electronic portal. Employees are also subject to a separate Gift and Entertainment policy included in the separate Code of Ethics.

Section 9: Recordkeeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

Business records and communications may become public. Associated Persons should avoid exaggeration, derogatory remarks or inappropriate characterizations of people or entities that may be misunderstood. This applies equally to electronic communication, internal memoranda and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies, a copy of which is available upon request from the CCO.

Section 10: Protection and Proper Use of Company Assets

All Associated Persons should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any actual or suspected incident of fraud or theft should be immediately reported to the CCO for investigation.

The obligation of Associated Persons to protect the Company’s assets includes the obligation to protect the Company’s proprietary information. Proprietary information includes, without limitation, the Company’s intellectual property such as trade secrets, and the Company’s business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is prohibited hereunder and could also be illegal and result in civil or even criminal penalties.

Section 11: Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Making illegal payments to government officials of any country is strictly prohibited.

In addition, the U.S. government has a number of laws and regulations regarding business gifts or gratuities which may be accepted by U.S. government personnel. State and local governments, as well as foreign governments, may have similar rules. The promise, offer or delivery to an official or employee of the any governmental agency of a gift, favor or other gratuity in violation of these rules is prohibited hereunder and could also be a criminal offense. If any Associated Person has any question regarding any possible payment, gift, or gratuity to a governmental official, he or she should immediately contact the CCO.

Section 12: Waivers of this Code

Any amendment and/or waiver of this Code may be made only by the Board and will be promptly disclosed by the Company if required by law or any applicable stock exchange.

Section 13: Reporting any Illegal or Unethical Behavior

Any Associated Person who becomes aware of any existing or potential violation of this Code should promptly notify the CCO. If the matter cannot be reported to the CCO for any reason, the matter should be promptly reported to any member of the Audit Committee. Associated Persons are encouraged to talk to their supervisors, the CEO, CFO, CCO or members of the Board about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation against any Company personnel (including, without limitation, termination of employment or a demotion of position) for the good faith reporting of actual or suspected illegal or unethical behavior by others.

Section 14: Compliance and Enforcement Procedures

The Company’s policy is to ensure prompt and consistent enforcement of this Code. When as Associated Person identifies an actual or apparent violation of this Code, such person is expected to bring the matter to the attention of the CCO, who will evaluate the matter. Any purported violation of this Code involving a director or executive officer must be brought to the attention of the Audit Committee, who will evaluate the matter. In the event that the CCO or the Audit Committee, as applicable, determines that a violation has occurred, such party is authorized to take any action it deems appropriate. In the event that the CCO or the Audit Committee, as applicable, recognizes a violation of this Code but elects to take no action against the offending party, the Company will disclose the facts and circumstances of its waiver of the violation as may be required by applicable law. No person may partake in any such investigation if he or she is involved, or potentially involved, in the purported violation. In determining what enforcement action is appropriate in a particular case, the person or persons making the determination shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeat occurrence, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether the individual in question had committed other violations in the past.

The Company is aware that it may be difficult to know if a violation of this Code has occurred or may occur in the future. However, each Associated Person should strive to identify and raise potential issues with respect to the application of this Code before those issues become violations of this Code.

Section 15:    Provisions Specifically Applicable to the CEO, CFO, CCO, and All Senior Financial Officers

In addition to the other provisions set forth in this Code, the CEO, CFO, CCO and all employees involved in the corporate accounting function are also subject to the following additional specific policies:

1.
He or she must promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

2.
He or she must promptly bring to the attention of the CEO, CFO or CCO, and to the Audit Committee any information he or she may have concerning any violation of this Code involving any Associated Person who has a significant role in the Company’s financial reporting, disclosures or internal controls.

3.
He or she must promptly bring to the attention of the CEO, CFO or CCO and to the Audit Committee any information he or she may have concerning evidence of a material violation by the Company or any agent thereof of the securities or other laws, rules or regulations applicable to the Company and the operation of its business.